UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Milan Mandaric
    One Oakwood Boulevard
    Suite 200
    Hollywood, FL 33020

2.  Date of Event Requiring Statement (Month/Day/Year)

    June 25, 1998

3.  IRS Identification Number of Reporting Person, if an entity

     N/A

4.  Issuer Name and Ticker or Trading Symbol

    Reptron Electronics, Inc. (REPT)


5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director  (X) 10% Owner ( ) Officer (give title below)
    ( ) Other (specify below)


6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person



     Table I -- Non-Derivative Securities Beneficially Owned


1.Title of Security 2.Amount of    3.Ownership     4.Natureof
                      Securities     Form:           Indirect
                       Beneficially   Direct(D) or    Beneficial
                       Owned         Indirect(I)     Ownership

    Common Stock,
    par value $.01    671,600 shares     D              N/A



      Table II -- Derivative Securities Beneficially Owned


1.Title of   2.Date Exer-   3.Title and Amount 4.Conver-  5.Ownership
  Derivative   cisable and    of Securities      sion or    Form of
  Security     Expiration     Underlying Deri-   Exercise   Derivative
               Date (Month/   vative Secu-       Price of   Security:
               Day/Year)      rities             Derivative Direct(D)or
             Date   Expira-   Title Amount or    Securities Indirect(I)
             Exer-   tion           Number of
             cisable Date           Shares


                                   N/A

EXPLANATION OF RESPONSES:




SIGNATURE OF REPORTING PERSON

MILAN MANDARIC
Milan Mandaric

DATE
July 3, 1998